SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarification on News

Rio de Janeiro, September 8th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that since Friday, 09/05, media outlets have been publishing materials containing Petrobras’s name based on non-official information obtained from Mr. Paulo Roberto Costa’s alleged testimony to the Federal Police.

Regarding this matter, Petrobras clarifies that:

1. It is inappropriate to comment on non-official information published by media outlets. It is also inappropriate to comment on ongoing investigations or on the declarations of individuals or companies under investigation by the Federal Police or by any other authorities.

2. Regarding its projects and businesses, Petrobras has continued to provide information to the public via its website www.petrobras.com.br, Press Releases, responses to media outlets and announcing any Material Facts. This ensures transparency in all matters relating to the cases that are under analysis or under investigation.

3. Furthermore, Petrobras fully complies with its obligations and has been providing all information requested by the Federal Police – PF, Federal Audit Court – TCU, Office of the Federal Controller General – CGU and the Public Prosecutor’s Office – MP. In addition, the company always notifies these entities of new facts and information that come to its attention.

4. Petrobras’s management is interested in seeing the conclusion of all ongoing investigations by all such entities. The company will continue to contribute swiftly and effectively for this to happen. In this regard, Petrobras has requested to the judge responsible for the “Lava Jato” operation to gain access to the information pertaining to Petrobras that has been provided by Mr. Paulo Roberto Costa within the scope of his whistleblower status. In addition, the company has sent letters to the companies cited by the media outlets requesting information regarding the existence of its contracts with the companies connected to Mr. Alberto Youssef and on any involvement with the activities object of this investigation. This information will aid the work of the Internal Investigative Commissions that have been set-up.

5. Lastly, the Executive Board announces to its shareholders and employees that the company continues to operate normally across all of its units to meet its business objectives. The illegal activities, which may have been committed by an individual or by a group of individuals, employed or not by the company, do not represent the conduct of the Petrobras institution or of its workforce consisting of thousands of employees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.